FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 01, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X                 Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes ___                   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA, SWITZERLAND OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT

NatWest Group plc

1 June 2023

Intention to sell shares in Permanent TSB Group Holdings PLC

NatWest Group plc ("NatWest") today announces its intention to sell part of its shareholding, held through the wholly owned subsidiary RBS AA Holdings (UK) Limited, in Permanent TSB Group Holdings PLC ("PTSB"), concurrently with The Minister for Finance of Ireland, Michael McGrath TD (the "Minister"), (together, the "Selling Shareholders").

The disposal of these shares (the "Placing Shares") will be by way of a placing to institutional investors (the "Placing"). The price at which the Placing Shares are sold (the "Placing Price") will be determined by way of an accelerated book building process. The book will open with immediate effect following this announcement.

The Placing is expected to comprise approximately 33 million of PTSB's ordinary shares, representing approximately 6.0% of the issued ordinary capital of PTSB, with the Minister and NatWest both expected to dispose of 3.0% of issued ordinary capital each. As a result of the Placing, the overall size of the Minister's shareholding in PTSB will be reduced from 62.4% to 59.4% and NatWest's shareholding in PTSB will be reduced from 16.7% to 13.6%.

The Selling Shareholders have also undertaken not to sell further shares in PTSB for a period of 90 calendar days following the completion of the Placing (subject to waiver by one of the co-bookrunners and certain customary exceptions).

Details of the Placing Price and the exact number of Placing Shares will be announced in due course.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer

IMPORTANT NOTICE

The distribution of this announcement and the offer and sale of the Placing Shares in certain jurisdictions may be restricted by law. The Placing Shares may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Placing Shares in such jurisdiction. No action has been taken by NatWest or any of its respective affiliates that would permit an offering of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase any security of PTSB in the United States or in any other jurisdiction where such offer or solicitation is unlawful. The securities of PTSB described in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There shall be no public offering of securities in the United States.

In member states of the European Economic Area, this announcement and any offer if made subsequently is directed exclusively at persons who are 'qualified investors' within the meaning of Regulation (EU) 2017/1129 (the "Prospectus Regulation") ("Qualified Investors"). In the United Kingdom this announcement is directed exclusively at persons who are 'qualified investors' within the meaning of the Prospectus Regulation (as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) who fall within Article 49(2)(a) to (d) of the Order, or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). This Announcement must not be acted on or relied on by persons who are not Relevant Persons, if in the United Kingdom, or Qualified Investors, if in a member state of the European Economic Area.

No Placing Shares will be available to any investor whose purchase of such Placing Shares, whether on its own account or as a fiduciary or agent for one or more investor accounts, would require regulatory consent in any jurisdiction (including, without limitation, under the UK Financial Services and Markets Act 2000 or the United States Bank Holding Company Act of 1956).

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest's future economic results, business plans and strategies and the successful completion of the placing.  In particular, this document may include forward-looking statements relating to NatWest in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of  liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and NatWest's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest's actual results are discussed in NatWest's 2022 Annual Report on Form 20-F, NatWest's Interim Management Statement for Q1 2023 on Form 6-K and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this document and NatWest does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Date: 01 June 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary